Exhibit 1

Earnings Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2025 RESULTS

  Order backlog at $25.2 billion; Revenues of $1.9 billion; GAAP net income of $133.4 million; Non-GAAP net income of $159.8 million;
GAAP net EPS of $2.80; Non-GAAP net EPS of $3.35

Haifa, Israel, November 18, 2025 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the third quarter ended September 30, 2025.

In this release, the Company is providing US-GAAP results as well as non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 10 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, stated:

“Elbit Systems today reports strong quarterly results, with double-digit growth in sales and profits, as well as continued, consistent expansion of the order backlog, which has reached a record level of over $25 billion, providing long term visibility for the coming years. These results reflect the significant contracts the Company has secured across Europe and from customers worldwide, who continue to choose Elbit Systems' advanced systems amid the ongoing global conflicts and increasing defense budgets. Our tested and proven systems contribute to substantial operational successes and achievements, and they strengthen the national security of many countries, including those in Europe, which has become a major market for the Company. I wish to thank Elbit Systems’ employees, customers and business partners worldwide for their dedication and unwavering commitment during challenging and difficult times. We continue to work relentlessly and invest in research and development, to create significant added value in the face of global security challenges, and the results we are presenting today reflect these important collective efforts.”

Third quarter 2025 results:

Revenues in the third quarter of 2025 were $1,921.6 million, as compared to $1,717.5 million in the third quarter of 2024.

Aerospace revenues decreased by 3% in the third quarter of 2025, as compared to the third quarter of 2024, mainly due to the decrease in Precision Guided Munition (PGM) sales in Asia Pacific, partially offset by the increase in PGM sales in Israel. C4I and Cyber revenues increased by 14%, mainly due to radio systems and command and control systems sales in Europe. ISTAR and EW revenues increased by 5%, mainly due to Electro-Optic systems and Electronic Warfare systems sales in Israel. Land revenues increased by 41%, mainly due to ammunition and munition sales in Israel and Europe. Elbit Systems of America revenues decreased by 2%, mainly due to the decrease in Electronic systems and medical instrumentation sales, partially offset by the increase in Maritime and in Warfighters systems sales.

For distribution of revenues by segments and geographic regions see the tables on page 9.

GAAP gross profit in the third quarter of 2025 was $478.2 million (24.9% of revenues), as compared to $412.8 million (24.0% of revenues) in the third quarter of 2024. Non-GAAP(*) gross profit amounted to $484.3 million (25.2% of revenues) in the third quarter of 2025, as compared to $419.4 million (24.4% of revenues) in the third quarter of 2024.

Research and development expenses, net were $129.1 million (6.7% of revenues) in the third quarter of 2025, as compared to $119.9 million (7.0% of revenues) in the third quarter of 2024.

Marketing and selling expenses, net were $91.0 million (4.7% of revenues) in the third quarter of 2025, as compared to $91.3 million (5.3% of revenues) in the third quarter of 2024.

General and administrative expenses, net were $86.7 million (4.5% of revenues) in the third quarter of 2025, as compared to $75.7 million (4.4% of revenues) in the third quarter of 2024.

GAAP operating income in the third quarter of 2025 was $171.4 million (8.9% of revenues), as compared to $125.8 million (7.3% of revenues) in the third quarter of 2024. Non-GAAP(*) operating income was $186.7 million (9.7% of revenues) in the third quarter of 2025, as compared to $140.7 million (8.2% of revenues) in the third quarter of 2024.

Financial expenses, net were $34.5 million in the third quarter of 2025, as compared to $45.0 million in the third quarter of 2024. The decrease in financial expenses, net in the third quarter of 2025, was mainly due to a reduction in the average net debt.

Taxes on income were $11.4 million (effective tax rate of 8.2%) in the third quarter of 2025, as compared to $12.8 million (effective tax rate of 14.6%) in the third quarter of 2024. The decrease in effective tax rate in the third quarter of 2025, was mainly due to the increase in deferred tax assets.

GAAP net income attributable to the Company's shareholders in the third quarter of 2025 was $133.4 million (6.9% of revenues), as compared to $79.1 million (4.6% of revenues) in the third quarter of 2024. The increase in net income attributable to the Company's shareholders in the third quarter of 2025 was in line with the increase in the Company's activity and order backlog. Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2025 was $159.8 million (8.3% of revenues), as compared to $98.8 million (5.8% of revenues) in the third quarter of 2024.

GAAP diluted earnings per share attributable to the Company's shareholders in the third quarter of 2025 were $2.80, as compared to $1.77 in the third quarter of 2024. Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $3.35 for the third quarter of 2025, as compared to $2.21 for the third quarter of 2024.

The Company’s order backlog as of September 30, 2025 totaled $25.2 billion. The increase in backlog during the quarter came mainly from new European orders. Approximately 69% of the current backlog is attributable to orders outside of Israel. Approximately 38% of the order backlog is scheduled to be performed during the remainder of 2025 and 2026.

Cash flow provided by operating activities in the nine months ended September 30, 2025 was $461.0 million, as compared to $82.5 million in the nine months ended September 30, 2024. The cash flow in the nine months ended September 30, 2025 was affected mainly by the strong increase in net income.

___________
* see page 10

Impact of recent conflicts in the Middle East on the Company:
The war which began on October 7, 2023, continued throughout most of 2025, until a cease fire was agreed with Hamas on October 9, 2025. A cease fire between Israel and Iran was declared on June 24, 2025, following the preceding 12-day conflict.

Since the commencement of the war, Elbit Systems has experienced a material increase in the demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. Such increased demand may continue and could generate material additional orders to the Company.

As a result of the war and the other conflicts in the Middle East, some of Elbit Systems' operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages and elevated prices, employee call-ups for reserve duty, limitations imposed by some countries on engagement with Israel and attacks on some of Elbit Systems' global facilities by anti-Israeli organizations.

Elbit Systems has taken various steps to protect its employees worldwide, to support increased production, to increase raw material and component inventories, to mitigate supply chain disruptions and to maintain business continuity. Following the cease fires, these operational effects on the Company have been reduced. Future developments are difficult to predict at this time.

Recent Events:

On September 17, 2025, the Company announced that the Israel Securities Authority extended the term of the Company's shelf prospectus filed in September 2023, by 12 months, until September 27, 2026.

On October 30, 2025, the Company announced that at its Annual General Meeting of Shareholders held on October 29, 2025 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated September 18, 2025 were approved by the required majority.

On November 17, 2025, the Company announced that it has signed an international contract for a strategic solution in an amount of approximately $2.3 billion. The contract will be performed over a period of eight years.

Dividend:

The Board of Directors declared a dividend of $0.75 per share. The dividend’s record date is December 22, 2025. The dividend will be paid on January 5, 2026, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, November 18, 2025, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1,922 million in revenues for the three months ended September 30, 2025 and an order backlog of $25.2 billion as of such date.
For additional information, visit: https://elbitsystems.com/, follow us on X or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	As of September 30, 2025	As of December 31, 2024
Assets
Cash and cash equivalents	$142,593	$265,351
Short-term bank deposits	593,037	1,330
Trade and unbilled receivables and contract assets, net	3,154,023	2,942,886
Other receivables and prepaid expenses	404,936	371,918
Inventories, net	3,146,124	2,773,696
Total current assets	7,440,713	6,355,181

Investments in affiliated companies and other companies	128,582	126,007
Long-term trade and unbilled receivables and contract assets	666,966	516,299
Long-term bank deposits and other receivables	54,903	67,510
Deferred income taxes, net	52,895	34,064
Severance pay fund	236,278	223,167
Total	1,139,624	967,047

Operating lease right of use assets	515,750	527,075
Property, plant and equipment, net	1,353,493	1,276,948
Goodwill and other intangible assets, net	1,829,663	1,845,345
Total assets	$12,279,243	$10,971,596

Liabilities and Equity
Short-term bank credit and loans	$168,482	$450,856
Current maturities of long-term loans and Series B, C and D Notes	81,399	74,561
Operating lease liabilities	96,681	84,912
Trade payables	1,569,589	1,343,816
Other payables and accrued expenses	1,396,021	1,207,717
Contract liabilities	2,324,024	2,149,306
Total current liabilities	5,636,196	5,311,168

Long-term loans, net of current maturities	18,077	27,395
Series B, C and D Notes, net of current maturities	231,548	278,529
Employee benefit liabilities	493,087	454,334
Deferred income taxes and tax liabilities, net	109,474	73,916
Contract liabilities	1,018,803	816,796
Operating lease liabilities	473,126	454,057
Other long-term liabilities	280,554	274,421
Total long-term liabilities	2,624,669	2,379,448

Elbit Systems Ltd.'s equity	4,013,808	3,277,540
Non-controlling interests	4,570	3,440
Total equity	4,018,378	3,280,980
Total liabilities and equity	$12,279,243	$10,971,596

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for share and per share amounts)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024	Year ended December 31, 2024
Revenues	$5,790,068	$4,897,655	$1,921,608	$1,717,547	$6,827,871
Cost of revenues	4,384,609	3,721,036	1,443,369	1,304,763	5,186,051
Gross profit	1,405,459	1,176,619	478,239	412,784	1,641,820

Operating expenses:
Research and development, net	373,047	335,210	129,110	119,890	466,402
Marketing and selling, net	283,366	268,144	90,955	91,349	375,358
General and administrative, net	270,087	225,608	86,740	75,736	311,007
Total operating expenses	926,500	828,962	306,805	286,975	1,152,767
Operating income	478,959	347,657	171,434	125,809	489,053

Financial expenses, net	(104,587)	(105,219)	(34,459)	(44,953)	(151,125)
Other income, net	4,957	10,269	1,354	7,002	3,818
Income before income taxes	379,329	252,707	138,329	87,858	341,746
Taxes on income	(34,527)	(35,689)	(11,409)	(12,830)	(39,058)
	344,802	217,018	126,920	75,028	302,688

Equity in net earnings of affiliated companies	22,265	14,625	6,756	4,284	19,176

Net income	$367,067	$231,643	$133,676	$79,312	$321,864

Less: net income attributable to non-controlling interests	(889)	(498)	(281)	(206)	(726)
Net income attributable to Elbit Systems Ltd.'s shareholders	$366,178	$231,145	$133,395	$79,106	$321,138

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$8.05	$5.20	$2.88	$1.78	$7.22
Diluted net earnings per share	$7.85	$5.18	$2.80	$1.77	$7.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	45,484	44,472	46,349	44,478	44,480
Diluted earnings per share (in thousands)	46,638	44,633	47,670	44,618	44,709

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(US Dollars in thousands)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$367,067	$231,643	$321,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	128,826	117,145	158,391
Stock-based compensation	17,527	10,060	15,760
Amortization of series B, C and D related issuance costs, net	504	358	493
Deferred income taxes and reserve, net	(12,072)	12,124	1,649
Loss (gain) on sale of property, plant and equipment	2,261	(419)	(596)
Loss from remeasurement of investments held under fair value method and sale of an investment	7,272	6,079	18,136
Equity in net earnings of affiliated companies, net of dividend received (*)	(8,137)	(6,085)	(8,213)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(380,407)	(466,738)	(473,926)
Increase in inventories, net	(374,294)	(529,345)	(480,309)
Increase (decrease) in trade payables and other payables and accrued expenses	349,727	(1,726)	65,663
Severance, pension and termination indemnities, net	(13,951)	(28,734)	(40,159)
Increase in contract liabilities	376,725	738,177	955,857
Net cash provided by operating activities	461,048	82,539	534,610
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(128,387)	(167,002)	(215,051)
Investments in affiliated companies and other companies, net	(100)	(3,151)	(3,603)
Proceeds from sale of property, plant and equipment	1,297	5,013	4,107
Proceeds from sale of investments, subsidiary and operation	400	24,776	25,970
Proceeds from (investment in) short-term deposits, net	(591,591)	7,068	9,923
Proceeds from sale of (investment in) long-term deposits, net	(254)	(335)	(180)
Net cash used in investing activities	(718,635)	(133,631)	(178,834)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	573,021	7	26
Issuance (repayment) of commercial paper, net	(195,977)	36,380	36,380
Repayment of long-term loans	(11,410)	(11,262)	(11,320)
Repayment of Series B, C and D Notes	(67,496)	(61,862)	(61,862)
Dividends paid	(76,902)	(66,717)	(88,958)
Change in short-term bank credit and loans, net	(86,407)	76,316	(162,120)
Net cash provided by (used in) financing activities	134,829	(27,138)	(287,854)

Net increase (decrease) in cash and cash equivalents	(122,758)	(78,230)	67,922
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$265,351	$197,429	$197,429
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$142,593	$119,199	$265,351
(*) Dividend received from affiliated companies	$14,128	$8,540	$10,963

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(US Dollars in millions)

Consolidated revenues by geographical regions:

	Nine months ended Septmeber 30, 2025%		Nine months ended September 30, 2024%		Three months ended September 30, 2025%		Three months ended September 30, 2024%		Year ended December 31, 2024%
Israel	$1,921.1	33.2	$1,395.1	28.5	$641.6	33.4	$499.0	29.1	$1,988.0	29.1
North America	1,204.3	20.8	1,082.4	22.1	406.6	21.2	386.8	22.5	1,520.3	22.3
Europe	1,556.5	26.9	1,287.2	26.3	536.0	27.9	429.9	25.0	1,820.9	26.7
Asia-Pacific	871.3	15.0	858.4	17.5	266.2	13.9	315.6	18.4	1,132.7	16.6
Latin America	71.4	1.2	111.8	2.3	20.7	1.1	37.9	2.2	150.0	2.2
Other countries	165.5	2.9	162.8	3.3	50.5	2.5	48.3	2.8	216.0	3.1
Total revenue	$5,790.1	100.0	$4,897.7	100.0	$1,921.6	100.0	$1,717.5	100.0	$6,827.9	100.0

Consolidated revenues by segments:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024	Year ended December 31, 2024
Aerospace
External customers	$1,348.0	$1,216.2	$425.9	$434.0	$1,780.5
Intersegment revenue	170.8	179.1	51.8	58.2	255.8
Total	1,518.8	1,395.3	477.7	492.2	2,036.3
C4I and Cyber
External customers	642.9	558.4	225.7	198.7	750.6
Intersegment revenue	47.2	39.7	17.6	14.7	49.2
Total	690.1	598.1	243.3	213.4	799.8
ISTAR and EW
External customers	907.5	832.8	292.8	271.2	1,118.6
Intersegment revenue	161.7	156.0	47.9	52.7	199.4
Total	1,069.2	988.8	340.7	323.9	1,318.0
Land
External customers	1,680.2	1,144.0	574.2	402.6	1,605.1
Intersegment revenue	57.4	60.6	19.5	19.2	74.3
Total	1,737.6	1,204.6	593.7	421.8	1,679.4
ESA
External customers	1,211.5	1,146.3	403.0	411.0	1,573.1
Intersegment revenue	9.5	7.3	4.7	5.6	12.6
Total	1,221.0	1,153.6	407.7	416.6	1,585.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	6,236.7	5,340.4	2,063.1	1,867.9	7,419.2
Less - intersegment revenue	(446.6)	(442.7)	(141.5)	(150.4)	(591.3)
Total revenues	$5,790.1	$4,897.7	$1,921.6	$1,717.5	$6,827.9

Non-GAAP financial data:

The following non-GAAP financial data, including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company's shareholders, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses non-GAAP gross profit, non-GAAP operating income, and non-GAAP net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe non-GAAP gross profit, non-GAAP operating income, and non-GAAP net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses non-GAAP diluted net earnings per share attributed to Company's shareholders to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.

We believe non-GAAP diluted net earnings per share attributable to Company's shareholders is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024	Year ended December 31, 2024
GAAP gross profit	$1,405.5	$1,176.6	$478.2	$412.8	$1,641.8
Adjustments:
Amortization of purchased intangible assets(*)	12.1	14.8	4.0	4.2	18.9
Stock based compensation	2.6	1.5	0.9	0.7	2.4
Uncompensated labor costs related to "Swords of Iron" war	5.2	6.0	1.2	1.7	7.9
Non-GAAP gross profit	$1,425.4	$1,198.9	$484.3	$419.4	$1,671.0
Percent of revenues	24.6%	24.5%	25.2%	24.4%	24.5%

GAAP operating income	$479.0	$347.7	$171.4	$125.8	$489.1
Adjustments:
Amortization of purchased intangible assets(*)	23.2	26.5	7.7	8.1	34.2
Stock based compensation	17.5	10.1	6.0	4.4	15.8
Uncompensated labor costs related to "Swords of Iron" war	7.4	8.6	1.6	2.4	11.3
Non-GAAP operating income	$527.1	$392.9	$186.7	$140.7	$550.4
Percent of revenues	9.1%	8.0%	9.7%	8.2%	8.1%

GAAP net income attributable to Elbit Systems’ shareholders	$366.2	$231.1	$133.4	$79.1	$321.1
Adjustments:
Amortization of purchased intangible assets(*)	23.2	26.5	7.7	8.1	34.2
Stock based compensation	17.5	10.1	6.0	4.4	15.8
Uncompensated labor costs related to "Swords of Iron" war	7.4	8.6	1.6	2.4	11.3
Capital gain	—	(2.0)	—	(2.0)	(2.0)
Revaluation of investment measured under fair value option	7.3	7.4	0.5	—	19.4
Non-operating foreign exchange (gains) losses	10.4	(4.2)	11.8	8.1	(0.6)
Tax effect and other tax items, net	(3.9)	(5.3)	(1.2)	(1.3)	(7.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$428.1	$272.2	$159.8	$98.8	$391.5
Percent of revenues	7.4%	5.6%	8.3%	5.8%	5.7%

GAAP diluted net EPS attributable to Elbit Systems' shareholders	$7.85	$5.18	$2.80	$1.77	$7.18
Adjustments, net	1.31	0.92	0.55	0.44	1.58
Non-GAAP diluted net EPS attributable to Elbit Systems' shareholders	$9.16	$6.10	$3.35	$2.21	$8.76

(*)
While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.